UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):   June 16, 2010

Wells-Gardner Electronics Corporation

_____
(Exact name of registrant as specified in its charter)

Illinois	1-8250	36-1944630
_____	_____	_____
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

) West 55th Street, Suite A, McCook, Illinois		60525-3605
_____		_____
ldress of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (708) 290-2100

Not Applicable
_____
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement.

On June 16, 2010, American Gaming Electronics, Inc. ("AGE"), a wholly-owned subsidiary of Wells-Gardner Electronics Corporation, entered into an exclusive distribution agreement with SPIELO Manufacturing ULC ("Spielo"), a subsidiary of Lottomatica Group S.p.A ("Lottomatica"). The distribution agreement provides AGE with the exclusive right to distribute Spielo's prodiGi Vu™ Video Gaming Terminal and game content to licensed operators in the new Illinois VGT market.

At 10:23 EDT on June 17, 2010, Lottomatica issued a press release (the "Press Release") in Italian announcing the signing of the distribution agreement. The full text of this press release in English is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

A copy of the Press Release is attached at Exhibit 99.1 to this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS-GARDNER ELECTRONICS CORPORATION

June 17, 2010

By: /s/ James F. Brace

Name: James F. Brace
Title: Executive Vice President, Chief Financial Officer, Treasurer & Secretary

Exhibit Index

Exhibit No.	**Description**
	Press release issued by Lottomatica Group S.p.A. on June 17, 2010 (as translated into English).

Exhibit 99.1



PRESS RELEASE

**LOTTOMATICA GROUP SUBSIDIARY SPIELO SIGNS AGREEMENT WITH
AMERICAN GAMING & ELECTRONICS TO DISTRIBUTE
VIDEO GAMING TERMINALS IN ILLINOIS**

ROME, ITALY and MONCTON, CANADA (June 17, 2010) – Lottomatica Group S.p.A. announced that its subsidiary SPIELO Manufacturing ULC has signed an exclusive distribution agreement with American Gaming & Electronics, a wholly-owned subsidiary of Wells-Gardner Electronics Corporation (NYSE Amex:WGA), to distribute SPIELO's prodiGi Vu™ Video Gaming Terminal (VGT) and game content to licensed operators in the new Illinois VGT market.

This distribution agreement replaces the nonbinding letter of intent announced in November 2009.

"SPIELO is pleased to strengthen its relationship with American Gaming & Electronics, a high-quality distributor with significant expertise and experience in the Illinois operator market," **said Robin Drummond, SPIELO's Vice President of Sales**.

"Since November, American Gaming & Electronics has worked diligently with SPIELO to introduce our high-earning prodiGi Vu VGT and our top-performing multi-game line-up to Illinois operators," **continued Mr. Drummond**.

The American Gaming & Electronics' VGT team will feature SPIELO's latest cabinet, the prodiGi Vu™, as well as its proven, player-tested game line-up at the Illinois Coin Machine Operators Association (ICMOA) Trade Show of Gaming Equipment and Suppliers at the Eagle Ridge Resort and Spa in Galena, Illinois, on June 17 and 18, 2010.

The prodiGi Vu™ terminal features a player-driven design that greatly enhances comfort and entertainment. It includes an award-winning color digital button board, dual 22"-wide screen LCDs, standard left/right play buttons, remote play buttons, and multi-channel audio, all with a design that offers value-driven innovation. The prodiGi Vu is also designed for dynamic content capability and is network-gaming ready.

American Gaming & Electronics is a wholly-owned subsidiary of Wells-Gardner Electronics Corporation, a distributor and manufacturer of color video monitors and other related distribution products for a variety of markets, including gaming machine manufacturers, casinos, coin-operated video game manufacturers and other display integrators.

SPIELO is a world leader in the design, manufacture, and distribution of high performance and innovative gaming machines, game software, and central system solutions for government sponsored and commercial casino operators worldwide. Based in Canada, SPIELO holds 107 gaming licenses in jurisdictions throughout North America and Europe.

Lottomatica Group is a market leader in the Italian gaming industry and one of the largest Lottery operators in the world based on total wagers and, through its subsidiary GTECH Corporation, is a leading provider of lottery and gaming technology solutions worldwide. Together, the companies are the only vertically integrated full service lottery group. Lottomatica Group is majority owned by De Agostini, which belongs to a century-old publishing and media services group. Lottomatica is listed on the Stock Exchange of Milan under the trading symbol "LTO". In 2009, the Company had approximately €2.2 billion in revenues and 7,500 employees in over 50 countries when combined with GTECH.

***

For further information:		
Robert K. Vincent		**Simone Cantagallo**
Lottomatica Group S.p.A. *Corporate Communications*		*Lottomatica Group S.p.A.* *MediaCommunications*
T. (+1) 401 392 7452		*T. (+39) 06 51899030*
This press release and previous ones are available on Lottomatica Group and GTECH websites:		
www.lottomaticagroup.com	-	www.gtech.com